February 28, 2008

Mail Stop 4561

Mr. Michael W. Dosland
President and Chief Executive Officer
First Federal Bankshares, Inc.
329 Pierce Street
Sioux City, Iowa 51101

Re: First Federal Bankshares, Inc.
Item 4.02 Form 8-K
Filed February 25, 2008
File Number: 000-25509

Dear Mr. Dosland:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed February 25, 2008

1. We note disclosure that as a result of inaccurate pricing information obtained from third party entities, you are amending your Form 10-Q for the period ended December 31, 2007 to record a $2.7 million decrease to your trust-preferred pooled securities. Please tell us the following:

    - the specific securities held as of December 31, 2007 and each respective unrealized loss position;
    - for each security, clearly distinguish the type of underlying issuer (i.e. community banks, thrifts, insurance companies, or REITS);
    - the date(s) these securities were purchased;
    - how long each of these securities have been in an unrealized loss position;
    - the unrealized loss position and credit ratings for each of these securities for each quarterly and annual period for the prior two years;
    - how you considered the financial condition and near-term prospects of each issuer for each current and prior period, including any specific events which may have existed or occurred previously which influenced your decision not to record and other-than-temporary loss; and
    - how your disclosure of the fact that your portfolio of trust-preferred pooled securities, which exceeds OTS regulatory guidance, supports your conclusion that you have the ability and intent to hold these securities for the foreseeable period and therefore an other-than-temporary impairment does not exist.

2. As a related matter, please tell us how your decision to amend your Form 10-Q has impacted your previous conclusion that your disclosure controls and internal controls over financial reporting were effective as of December 31, 2007.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3484.

Sincerely,

John A. Spitz
Senior Staff Accountant